ARNOLD & PORTER LLP

Lily J. Lu
Lily_Lu@aporter.com

212.715.1307
212.715.1399 Fax

399 Park Avenue
New York, NY 10022-4690

05012576

November 10, 2005

SUPPL

RECEIVED NOV 14 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 185

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

Re: Bull
File Number 82-4847

Ladies and Gentlemen:

On behalf of Bull, a French *société anonyme* (the "Company"), we are furnishing you with the following information pursuant to Rule 12g3-2(b) (the "Rule") under the Securities and Exchange Act of 1934, as amended (the "1934 Act"):

- a press release dated November 3, 2005 and entitled "Bull: 'Architect of an Open World'";
- a press release dated November 7, 2005 and entitled "The Bull NovaScale® server sets a new price/performance record under the TPC-H benchmark running Microsoft SQL Server 2005"; and
- a press release dated November 10, 2005 and entitled "Bull announces continued revenue growth and confirms second half 2005 outlook."

The enclosed information is being furnished to you under subparagraph (1)(iii) of the Rule with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject the Company to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the 1934 Act.

ARNOLD & PORTER LLP

Please acknowledge receipt of this letter and the enclosed information by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope.

Thank you for your attention to this matter. If you have any questions or require additional information, please contact the undersigned at (212) 715-1307.

Very truly yours,

Lily J. Lu

Enclosures

Bull: "Architect of an Open World"

See
Archi
Open

Paris, November 3, 2005 -

Bull today launches the return to active external communication, marked by an advertising campaign unveiling its value proposition.

Above all, the campaign - running in France, Germany, Italy, Spain, and the UK, as well as in Brazil and the Czech Republic - is a symbol of the openness reflected in Bull's new baseline: Architect of an Open World™ .

The campaign also reveals Bull's new strategic positioning and offerings: as a pioneer in the bringing together of industry standards and open systems, combining well established experience in the most powerful IT infrastructures and an involvement at the highest level in standard technologies.

This unique positioning carries with it messages that are in total harmony with the major evolutions in the market and, of course, with Bull's fundamental know-how and offerings: servers and IT services. They publicize the value that Bull can bring, as Architect of an Open World, helping organizations break free from past shackles by breaking down the barriers in their information systems and opening them up in total security.

For Didier Lamouche, Bull Chairman and Chief Executive Officer, "this advertising campaign crystallizes the Group's strengths. The campaign uses imagery and language related to escaping to show that Bull is a genuine contender who combines creative abilities and renewed dynamism with all its extensive expertise. As it breaks with the past, the campaign also celebrates the renaissance of Bull".

The campaign - devised in association with TBWA\CORPORATE - targets opinion leaders and IT decision-makers. It will appear over a four-week period from 3 November 2005, in the leading business and IT press, as well as on key Internet sites.

New logo for a business on the move

An essential element of the company's new image, Bull's new logo symbolizes modernity, power and vitality. The grey color is that of an established manufacturer with powerful technological capital; the green button marks the handover between the old Bull and the new.

A symbol of a new Bull, liberated from its enclosing rectangle, the logo links technology and simplicity with the freedom to move towards the Open world, towards powerful industrial partners, new markets and new horizons.

"Today marks the start of the roll-out of our new logo, the symbol of dynamism and success for Bull. It embodies a totally transformed company, whose product and services strategy is based on openness" adds Didier Lamouche.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

The Bull NovaScale® server sets a new price/performance record under the TPC-H benchmark running Microsoft SQL Server 2005

Bull NovaScale® 5160 server performs 17,059.8 QphH at 1,000 GB at a price of $25.48

See also

- Bull N serve
- White Choo: Wind heart Cente

Paris, November 7, 2005 -

Bull today announces that the Bull NovaScale® 5160 server has improved its industry **record in terms of price/performance with $25.48 per QphH** (Query per Hour) under the TPC-H Business Intelligence benchmark*, running Microsoft SQL Server 2005. **The results show a performance of 17,059.8 QphH@1,000 GB**.

The new record was set with a Bull NovaScale® 5160 server equipped with 16 Intel® Itanium® 2 processors, running Microsoft SQL Server 2005 on Microsoft Windows Server 2003 and using Xyratex's Storage enclosures.

These results are part of the announcement of Microsoft SQL Server 2005 of which Bull is a global launch sponsor.

Outstanding price / performance for reliable, enterprise class business intelligence

Microsoft SQL Server 2005, optimized by the experts of Bull Business Intelligence services teams worldwide, is a key element of the NovaScale offer. It contributes to addressing the most demanding requirements in terms of performance and reliability with reduced costs inherent to standard-based and open solutions.

NovaScale is the leading range of servers designed and developed by Bull. NovaScale is one of the reference platforms currently used by Redmond engineers to test SQL Server 2005. NovaScale servers have gained market recognition when it comes to the renewal of complex infrastructure and mainframe migration.

"*SQL Server 2005 on Bull NovaScale servers is an ideal solution for large databases and Business Intelligence solutions, and it provides customers with an extraordinary platform in terms of price/performance and functionalities*," said Ilya Bukshteyn, Director of Product Management for SQL Server at Microsoft Corp.

"*Our strong collaboration with Microsoft has led to the outstanding results announced today. This collaboration is a key element of our expertise in open infrastructure deployment under Microsoft Windows environments* " stated Michel Lepert, Executive Vice-President and General Manager, Bull Products and Systems. "*The new version of SQL Server 2005 fuels Bull's capability to address the fast growing Windows-based high-end solutions marketplace* " he continued.

"*The Xyratex SBOD enclosure features direct disk to controller communications providing improved performance levels, increased data availability and reductions in latency, all factors that contribute significantly to overall solution performance*" said Jon Haley VP Sales Europe and EMEA

Xyratex Storage Systems.

Benchmark detailed results and configuration

- Model: Server Bull NovaScale® 5160
- OS: Microsoft Windows Server 2003, Datacenter Edition
- Number and type of processors: 16 Intel® Itanium® 2 - 1.6 GHz, 6 MB cache
- Memory size: 64 GB
- Database size: 1TB
- QphH@1,000 GB: 17,059.8
- QphH@1,000 GB: $ 25.48

More information

- Transaction Processing Council site: http://www.tpc.org/tpch/

- Bull NovaScale servers offer: www.bull.com/novascale

- White paper "Choosing Windows® for the heart of the Data Center": http://www.bull.com/novascale/dc/windows.php

* The TPC-H benchmark is a renowned international benchmark that measures the performance of a complete platform, including server, database and storage components within the frame of Business Intelligence applications.

About Bull

Bull designs and develops servers, software and services for an open environment, integrating the most advanced technologies. In this respect, Bull's range of NovaScale servers combines the openness of standards with the robustness of mainframes. It brings to its customers its expertise and know-how to help them in the transformation of their information systems and to optimize their IT infrastructure and their applications.

Bull is particularly present in the public sector, banking, finance, telecommunication, utilities and manufacturing sectors. Capitalizing on its wide experience, the Group has a thorough understanding of the business and specific processes of these sectors, thus enabling it to efficiently advise and to accompany its customers. Its distribution network spreads to over 100 countries worldwide.

Contact

Bull
Anne-Marie Jourdain
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 52
E-mail: anne-marie.jourdain@bull.net

Bull announces continued revenue growth and confirms second half 2005 outlook

Paris, November 10, 2005 -

Bull's revenue for the third quarter 2005 stood at 256.2 million euros compared to 254.3 million euros for the same period last year, an increase of 0.7% confirming:

- The upturn, already observed in the first half of 2005, in what is traditionally Bull's quietest quarter of the year.
- The second quarter in a row of revenue growth.
- Our expectations for the remainder of 2005. Revenue growth of 6 to 7% is expected in the fourth quarter 2005 resulting in an expected growth in revenue of 3 to 4% for the second half of 2005.

"*During the third quarter, we continued to deploy and execute our 2005 action plan and were able to post revenue growth in a traditionally low activity quarter for Bull. The outlook for the second half of the year is further proof of the renewed momentum within the Company. The fact we are ahead of our turnaround plan will enable us to accelerate the repositioning of the company on the growth segments we have selected.*" said Didier Lamouche, Chairman and Chief Executive Officer of Bull.

	3 rd quarter revenue			**Year-to-date revenue**		
	2005	**2004**		**2005**	**2004**	
Products	**118 900**	112 800	**5,4%**	**393 900**	362 800	**8,6%**
Services	**70 700**	65 600	**7,8%**	**227 300**	223 100	**1,9%**
Maintenance	**66 600**	75 900	**-12,3%**	**206 800**	234 100	**-11,7%**
Total	**256 200**	254 300	**0,7%**	**828 000**	820 000	**1,0%**

(in thousands euros, IFRS standards, unaudited)

The third quarter performance demonstrated a continuing positive trend in the products business, though of less importance than during the first half of the year, confirming our expectations for the full year.

In addition to positive market trends, the action plan undertaken during the 1st half of the year is already delivering positive results on Bull's activities especially in the services business worldwide. The maintenance business continues to be impacted by a difficult commercial environment, though its evolution remains in line with forecasts.

Orders intake was up by 6.5% in the 3rd quarter 2005 year-on-year with

growth both in the Products (3%) and Services (12%) activities.

For the 2nd half of 2005, Bull confirms its outlook for revenue with the increase expected to be in the range of 3 to 4%. In line with initial guidance, EBIT* for the second half of 2005 is expected to exceed 18m euros.

Bull will continue its cost reduction efforts especially in areas of focus in order to further improve its profitability and accelerate its transformation; non-recurring rationalization costs in the range of 10 to 12 million euros are expected for the second half of 2005.

Q3 key events

In the third quarter of 2005:

- Bull reinforced its commercial dynamics through the evolution of its partnership with NEC, shifting its position from a financial to an industrial partner.

- In the field of security, Bull completed the acquisition of Enatel, specialized in information systems access security and publisher of the WiseGuard software suite.

- Bull also signed an OEM agreement with HCL Infosystems. The partnership will enable Bull to expand the geographical market reach of its technologies, establishing a channel into the fast-growing Indian IT market, where HCL is a recognized leader.

- The consortium headed by Bull Siemens and EDS is one of consortium selected to run the technical solution demonstration phase of the Patient Medical Record tender in France.

- Finally, Bull ran a provocative advertising campaign in France to mark the launch of its new corporate identity. At the same time, a new logo move was unveiled - a symbol of the new image of the Company associating modernity, vitality and openness.

In the services arena, a number of important announcements are planned in the coming weeks concerning the creation of a Services Centre dedicated to open source solutions and new technologies, and the launch of an innovative and industrial services offering dedicated to open source.

Reverse stock split

On April 21st 2005, Bull's shareholders general meeting approved in principle the consolidation of Bull's shares (10 old shares for 1 new share). Bull has undertaken the legal and technical steps required to start the share consolidation process. The final time schedule will be communicated shortly.

* *Earnings before interest, taxes and non-recurring items*

Contact

Bull

Patrick Massoni
rue Jean Jaurès - 78340 Les Clayes sous Bois - France
Phone: +33(0)1 30 80 32 36
E-mail: patrick.massoni@bull.net